

DIVISION OF
CORPORATION FINANCE

October 21, 2009

Via Facsimile ((813) 229-0134) and U.S. Mail

Robert J. Grammig, Esq.
Holland & Knight, LLP
100 North Tampa Street, Suite 4100
Tampa Florida 33602-3644

> **Re: MTS Medication Technologies, Inc.**
> **Amended Schedule 13E-3**
> **File No. 005-40483**
> **Filed October 7, 2009**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 7, 2009**
> **File No. 001-31578**

Dear Mr. Grammig:

   We have reviewed your filings and have the following comments.

Revised Preliminary Proxy Statement

Cover Letter

1.   We reissue comment 3 with respect to the proxy card.

Special Factors

Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors, page 24

2.   We reissue prior comment 15. Note that all of your directors and officers are considered affiliates. Thus, your references to unaffiliated security holders excludes all directors and officers, while JMP's opinion does not. Instead, JMP's fairness opinion excludes only those directors and officers who executed the Contribution and Rollover Agreement.

Position of the MTS Management Affiliates Regarding the Fairness of the Merger, page 29

3.   We note that these filing persons considered as positive in making the fairness determination the analysis of special committee and board of directors of the net book value and liquidation value. The special committee and board of directors did not

conduct an analysis of those two values. Please revise or advise.

Position of Parent, Merger Sub and Excellere Regarding the Fairness of the Merger, page 32

4.   We note the revisions made in response to prior comment 17 and we reissue the comment. What about the "historical results of operations, financial condition, assets, liabilities, business strategy and prospects of MTS and the nature of the industry in which MTS competes" allowed the filing persons to reach their fairness determination?

5.   We reissue comment 18. Your revised disclosure does not include the analysis of the referenced stock prices, it merely states that the filing persons conducted the analysis.

Opinion of JMP Securities LLC, page 34

6.   Please disclose the substance of your response to prior comment 20.

7.   We reissue comment 22 in part. With respect to the Discounted Cash Flow Analysis, show how the information from the financial projections resulted in the implied values disclosed.

8.   We note the revisions made in response to prior comment 23. Please revise your disclosure further to explain how JMP addressed the per share results in the Discounted Cash Flow Analysis, which range is above the current transaction's consideration.

9.   We reissue prior comment 24, in which we requested that you **show** the calculation that resulted in the enterprise value range of $45 million to $50 million in the Leveraged Buyout Analysis.

Closing Comments

Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions